Robot Consulting Co., Ltd.

March 19, 2025

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Claire DeLabar
Robert Littlepage
Mariam Mansaray
Mitchell Austin

Re:	Robot Consulting Co., Ltd.
Registration Statement on Form F-1
Filed February 12, 2025
File No. 333-284875

Ladies and Gentlemen:

This letter is in response to the letter dated February 26, 2025, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Robot Consulting Co., Ltd. (the “Company,” “we,” “us,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-1 (the “Amended Registration Statement”) is being filed to accompany this letter.

Registration Statement on Form F-1

Cover Page

1. Please revise the cover page to disclose the size of the underwriters’ over-allotment option.

Response: In response to the Staff’s comment, we have revised cover page of the Amended Registration Statement to include the size of the underwriters’ over-allotment option.

Dilution, page 37

2. Please revise to state that you have a net tangible deficit rather than net tangible book value for the period presented.

Response: In response to the Staff’s comment, we have revised page 37 of the Amended Registration Statement to include the net tangible deficit, instead of the net tangible book value, for the period presented.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Amit Takur
Name:	Amit Takur
Title:	Chief Executive Officer and Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC